[LETTERHEAD OF TOYOTA MOTOR CORPORATION]

November 6, 2006

Cecilia D. Blye, Chief

Office of Global Security Risk

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-5546

Re:	Toyota Motor Corporation
Form 20-F for Fiscal Year Ended March 31, 2006
Filed June 26, 2006
Response Letter Dated September 22, 2006
File No. 1-14948

Dear Ms. Blye:

I refer to your letter to Mr. Fujio Cho, dated November 1, 2006, relating to Toyota Motor Corporation’s (“Toyota”) response letter dated September 22, 2006.

Set forth below is our response to your comment to our response. For your convenience, we have repeated your comment in bold type prior to our response.

General

1.	We note your response that “almost all of” your sales in Iran were sales of vehicles. Please tell us the nature of the other products sold in Iran and whether, to the best of your knowledge, understanding or belief, they include any products that might be deemed to involve dual-use technologies.

Toyota’s net sales in Iran during the fiscal year ended March 31, 2006 amounted to approximately ¥8.2 billion, almost all of which were sales of vehicles. The other products sold in Iran, which represented approximately ¥60 million of the total of approximately ¥8.2 billion, consisted entirely of automotive parts for vehicles. To the best of our knowledge, understanding or belief, these automotive parts for vehicles do not involve dual-use technologies.

Please do not hesitate to contact me if you have additional questions or require additional information.

Very truly yours,

/s/ MITSUO KINOSHITA
Name:	[Mitsuo Kinoshita]
Title:	[Executive Vice President, Member of the Board]

cc:	James Lopez (Office of Global Security Risk)
Letty Lynn (Division of Corporation Finance)
Michael Fay (Division of Corporation Finance)

Joel S. Klaperman (Shearman & Sterling LLP)
Masahisa Ikeda (Shearman & Sterling LLP)